SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-36551

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Blue Hills Bank 401(k) Retirement Plan
500 River Ridge Drive
Norwood, Massachusetts, 02062

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Blue Hills Bancorp, Inc.
500 River Ridge Drive
Norwood, Massachusetts, 02062

BLUE HILLS BANK 401(k) RETIREMENT PLAN

E.I.N. 04-1466100 Plan Number 002

Financial Statements and Supplemental Schedule as of December 31, 2017 and 2016 and for the Year Ended December 31, 2017

Contents	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL INFORMATION AS OF DECEMBER 31, 2017:
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)	13

SIGNATURES	14

EXHIBIT INDEX
EXHBIT 23.1 CONSENT OF WOLF & COMPANY, P.C.

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator, and Plan Participants of Blue Hills Bank 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Blue Hills Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2014.

Boston, Massachusetts
June 28, 2018

BLUE HILLS BANK 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 AND 2016

	2017	2016

Assets

Investments, at fair value	$21,574,306	$17,289,737

Notes Receivable from Participants	376,443	352,283

Employer Contribution Receivable	784,863	707,735

Net Assets Available for Benefits	$22,735,612	$18,349,755

The accompanying notes are an integral part of these financial statements.

BLUE HILLS BANK 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

2017
Additions to Net Assets Attributed to:
Investment Income:
Net appreciation in fair value of investments	$2,108,071
Interest and dividends	536,637
Interest income on notes receivable from participants	14,344
2,659,052
Contributions:
Employer	784,863
Participants	1,585,682
Participant rollovers	78,763
Total Contributions	2,449,308

Total Additions	5,108,360

Deductions from Net Assets Attributed to:
Benefits paid to participants	678,328
Administrative expenses	44,175
Total Deductions	722,503

Net Increase	4,385,857

Net Assets Available for Benefits
Beginning of Year	18,349,755

End of Year	$22,735,612
The accompanying notes are an integral part of these financial statements.

BLUE HILLS BANK 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Blue Hills Bank 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information. The Plan was amended and restated effective September 1, 2016. Prior to September 1, 2016 the Plan was called "SBERA 401(k) Plan as adopted by Blue Hills Bank."

GENERAL
The Plan is a defined contribution plan covering substantially all employees of Blue Hills Bank (the “Bank” or the Plan Administrator). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All assets acquired under this Plan as a result of the participant and Bank contributions, income and other additions will be administered, distributed, forfeited and otherwise governed by the provisions of the Plan. Up until August 31, 2016 the Savings Banks Employee Retirement Association ("SBERA") functioned as the Plan's trustee and administrator. The Plan's assets were transferred to a new trustee, the Newport Trust Company (the "Trustee"), and the Newport Group, Inc. ("Newport") for record keeping and administrative services, effective September 1, 2016. The Bank also assumed certain administrative functions of the Plan. An investment committee consisting of the Plan's Trustees determines the appropriateness of the Plan's investment offerings and monitors investment performance.

ELIGIBILITY
There is no minimum age or service requirement to be eligible for participation in elective deferrals and safe harbor contributions. An employee is required to complete one year of service to be eligible for a Bank non-elective discretionary contribution.

CONTRIBUTIONS
Each year, participants may contribute to the Plan the lesser of 75% of pretax annual compensation, as defined in the Plan, or the maximum amount allowable under the provisions of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions in accordance with the IRC. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit plans or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain IRC limitations.

The Plan includes a safe harbor matching overall 4% contribution that matches 100% of an employee’s first 3% of deferral and 50% of the next 2% deferral on eligible compensation. The Bank made a safe harbor contribution in the amount of $784,863 and $707,735 for 2017 and 2016, respectively.

PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s profit sharing contribution and Plan earnings. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BLUE HILLS BANK 401(k) RETIREMENT PLAN

INVESTMENT OPTIONS
Upon enrollment in the Plan, a participant may direct how their salary deferral, rollover and Bank matching contributions will be invested. Such investment directives may be changed in accordance with the procedures established by the Plan Administrator. A participant may currently choose from the various mutual funds and money market accounts offered through Newport Trust Company, Blue Hills Bancorp, Inc. common stock and other investments as allowed by the Plan Administrator.

VESTING
Participants are vested immediately in their contributions, rollover contributions and Bank safe harbor contributions plus actual earnings thereon. Vesting in the Bank’s non-elective discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.

NOTES RECEIVABLE FROM PARTICIPANTS
Loans to participants are made in accordance with provisions in the Plan. Each loan shall be fully secured by 100% of the participant’s vested interest in the Plan and shall be limited to 50% of the participant’s vested interest in the Plan. Loans shall be in an amount not less than $1,000 or greater than $50,000. Each loan shall bear an adequate rate of interest as determined by the Plan Administrator and will generally be required to be repaid through regular payroll deductions within five (5) years of the date it is made, unless such loan is used to acquire a principal residence of the participant in which case the term is extended.

PAYMENT OF BENEFITS
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

HARDSHIP WITHDRAWALS
The Plan allows participants to make hardship withdrawals, provided certain conditions are met, as defined in the Plan document.

FORFEITURES
At December 31, 2017 and 2016, there were no forfeitures from nonvested accounts. Forfeitures, if any, can be used to reduce future employer contributions.

ADMINISTRATIVE EXPENSES
Substantially all administrative costs of the Plan were paid by the Bank except for loan origination and annual loan maintenance fees which are paid by the participants that have participant loans and administrative fees charged to accounts of non-active employees. Investment-related expenses are included in net appreciation (depreciation) of investments.

BLUE HILLS BANK 401(k) RETIREMENT PLAN

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment advisor and custodian.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTES RECEIVABLE FROM PARTICIPANTS
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. Delinquent notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

BLUE HILLS BANK 401(k) RETIREMENT PLAN

NOTE 3 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, provides the framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). Valuation techniques maximize the use of relevant observable inputs to minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There were no changes in these methodologies used by the Plan at December 31, 2017 and 2016.

Mutual funds and money market funds:
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable value fund:
The Morley Stable Value Fund is valued at the NAV of shares held by the Plan based on the fair value of its underlying assets reported in the fund’s audited financial statements. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it was determined to be probable that the funds will sell the underlying investments for an amount different from the reported NAV.

Blue Hills Bancorp Inc. Stock:
Valued at the closing price reported on the active market on which the individual security is traded on the last business day of the Plan year.

Cash:
Cash is measured at fair value in Level 1 at amortized cost, which approximates fair value.

BLUE HILLS BANK 401(k) RETIREMENT PLAN

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan assets at fair value as of December 31, 2017 and 2016:

Assets at Fair Value As of December 31, 2017
Description	Level 1	Level 2	Level 3	Total

Cash	$5,600	$—	$—	$5,600
Money Market Funds	72	—	—	72
Mutual funds	12,214,080	—	—	12,214,080
Common stock of Blue Hills Bancorp, Inc.	8,460,673	—	—	8,460,673
Total investments measured in the fair value hierarchy	$20,680,425	$—	$—	20,680,425

Stable value fund (a)				893,881

Investments, at fair value				$21,574,306

Assets at Fair Value As of December 31, 2016
Description	Level 1	Level 2	Level 3	Total

Cash	$15,836	—	—	$15,836
Money Market Funds	85	—	—	85
Mutual funds	8,840,028	—	—	8,840,028
Common stock of Blue Hills Bancorp, Inc.	7,859,981	—	—	7,859,981
Total investments measured in the fair value hierarchy	$16,715,930	$—	$—	16,715,930

Stable value fund (a)				573,807

Investments, at fair value				$17,289,737

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

BLUE HILLS BANK 401(k) RETIREMENT PLAN

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and the size of the transfer relative to total net assets available for benefits. There were no transfers to or from Levels 1, 2, and 3 during the years ended December 31, 2017 and 2016.

Fair Value of Investments in Entities that use NAV
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016, respectively. There are no participant redemption restrictions for these investments.

	Fair Value		Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
	2017	2016

Stable value fund:
Morley Stable Value fund (a)	$893,881	$573,807	$—	Daily	12 months

a)
The investment objective of the Morley Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options are made to plan participants promptly upon request but in all cases within 30 days after written notification has been received. All plan sponsor directed full or partial withdrawals are subject to twelve month advance written notice requirement, though the Fund may waive this requirement at its discretion.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - TAX STATUS

The Blue Hills Bank 401(k) Retirement Plan is based on a Prototype Plan. The Internal Revenue Service ("IRS") stated in a letter dated March 31, 2014, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

BLUE HILLS BANK 401(k) RETIREMENT PLAN

NOTE 7 - RELATED-PARTY AND PARTY IN INTEREST TRANSACTIONS

As noted in Note 1, the Newport Trust Company is a directed trustee of the Plan and the Newport Group Inc., serves as the record keeper and maintains individual accounts of each Plan participant. Fees paid to these entities amounted to $44,175 for 2017. Fees paid for investment management services are included as a reduction of the return earned on these investments.

Shares of common stock issued by the Company represent certain Plan investments (See Note 3). The decision to invest in Company stock is voluntary on the part of participants. These transactions are party-in-interest transactions. At December 31, 2017 and 2016, the Plan held 420,929 and 419,199 shares of the Company’s common stock with a fair value of $8,460,673 and $7,859,981, respectively. During 2017 and 2016, the Plan purchased and sold 29,407 and 28,307 and 2,024 and 15,922 number of shares, respectively. Additionally, the Plan extends notes to participants who are considered parties-in-interest. All of the transactions are exempt from the prohibited rules.

BLUE HILLS BANK 401(k) RETIREMENT PLAN

SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
E.I.N. 04-1466100 Plan Number 002
December 31, 2017
	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (1)	Cost (2)	Current Value
	AMERICAN FUNDS EUROPACIFIC GROWTH	International Large-Cap Growth, 18,071 units	$—	$1,013,601
	AMERICAN FUNDS NEW WORLD R6	Emerging Markets Funds, 3,145 units	—	210,354
	INVESCO GLOBAL REAL ESTATE INCOME FUND CLASS Y	Global Real Estate Funds, 4,776 units	—	43,363
	VANGUARD 500 INDEX	S&P 500 Index Funds, 8,819 units	—	2,176,678
	VANGUARD GROWTH INDEX	Large-Cap Growth Funds, 15,822 units	—	1,144,731
	VANGUARD MID CAP GROWTH	Mid-Cap Growth Funds, 996 units	—	54,731
	VANGUARD MID CAP VALUE INDEX	Mid-Cap Value Funds, 868 units	—	50,143
	VANGUARD SMALL CAP VALUE INDEX	Small-Cap Value Funds, 4,170 units	—	237,788
	VANGUARD SMALL-CAP GROWTH INDEX	Small-Cap Growth Funds, 17,195 units	—	972,377
	AB GLOBAL BOND FUND I	Global Income Funds, 6,585 units	—	55,316
	MAINSTAY HIGH YIELD BOND I	High Yield Funds, 9,157 units	—	52,653
	VANGUARD INTERMEDIATE-TERM INVESTMENT GRADE ADM	Core Bond Funds, 119,594 units	—	1,166,046
	FIDELITY BALANCED	Mixed-Asset Target Allocation Growth Funds, 16,293 units	—	386,626
	VANGUARD TARGET RETIREMENT INV 2020	Mixed-Asset Target 2020 Funds, 43,431 units	—	1,362,872
	VANGUARD TARGET RETIREMENT INV 2025	Mixed-Asset Target 2025 Funds, 1,455 Units	—	26,923
	VANGUARD TARGET RETIREMENT INV 2030	Mixed-Asset Target 2030 Funds, 32,140 units	—	1,080,884
	VANGUARD TARGET RETIREMENT INV 2035	Mixed-Asset Target 2035 Funds 6,169 units	—	127,640
	VANGUARD TARGET RETIREMENT INV 2040	Mixed-Asset Target 2040 Funds,10,556 units	—	377,588
	VANGUARD TARGET RETIREMENT INV 2045	Mixed-Asset Target 2045 Funds, 3,272 units	—	73,604
	VANGUARD TARGET RETIREMENT INV 2050	Mixed-Asset Target 2050 Funds,7,588 units	—	274,675
	VANGUARD TARGET RETIREMENT INV 2055	Mixed-Asset Target 2055+ Funds, 3,055 units	—	119,848
	VANGUARD TARGET RETIREMENT INCOME	Mixed-Asset Target Today Funds, 22,764 units	—	308,450
	VANGUARD VALUE INDEX ADM	Large-Cap Value Funds, 21,666 units	—	897,189
	STOCK LIQUIDITY FUND	Money Market Funds	—	72
	MORLEY STABLE VALUE	Morley Stable Value, 34,914 units	—	893,881
*	BLUE HILLS BANCORP, INC.	Blue Hills Bancorp, Inc. Stock, 420,929 units		8,460,673

	Cash pass-through account	Interest rate 0.01%		5,600
*	Participant loans	Notes with a per annum interest rates of 4.25% to 5.50% and maturity dates ranging from May 2033	—	376,443
				$21,950,749

(1)	There were no investment assets which were both acquired and disposed of during the Plan year.
(2)	Cost information is not required for participant directed investments.

*	Party-in-interest to the Plan

BLUE HILLS BANK 401(k) RETIREMENT PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BLUE HILLS BANK 401(k) RETIREMENT PLAN

June 28, 2018	By:	/s/ William M. Parent
William M. Parent
President and Chief Executive Officer